UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
_______________________

For the month of January, 2014

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.
(Translation of Registrant's name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre
                  Garza García, Nuevo León, México 66265
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F       X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Press release, dated January 30, 2014, announcing CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX), to report fourth quarter 2013 results on February 5, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date:	January 30, 2014	By:	/s/ Rafael Garza
			Name:	Rafael Garza
			Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

1.	Press release, dated January 30, 2014, announcing CEMEX Latam Holdings, S.A., an indirect subsidiary of CEMEX, S.A.B. de C.V. (NYSE:CX), to report fourth quarter 2013 results on February 5, 2014.